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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34910

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2017___ AND ENDING ___12/31/2017___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
The Sturges Company

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8787 Bay Colony Drive, #1002
                                    (No. and Street)

Naples	Florida	34108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Sturges   614-761-1221
                                                   (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
                    (Name - if individual, state last, first, middle name)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

**Potential persons who are to respond to the
collection of information
contained in this form are not required to respond
unless the form displays
a currently valid OMB control number.**

DM

© 2001 ProFormWare/NCS 800-800-3204

OATH OR AFFIRMATION

I, <u>Michael R. Sturges</u>   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>The Sturges Company</u>   , as of <u>December 31</u>   , 2017, are true and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____   _____
                                                                                                                                Signature

_____

_____   Principal Executive and Financial Officer
Notary Public   Title

JUDY M. WILLEMAIN
MY COMMISSION # GG 012613
EXPIRES: November 16, 2020
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Sturges Company

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of The Sturges Company (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2011
Abington, Pennsylvania
February 2, 2018

3

THE STURGES COMPANY

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	208,431
Prepaid expenses		2,948
Total assets	$	211,379

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	11,379
Subordinated borrowings		200,000
Total liabilities		211,379

Stockholder's Equity:

Common stock par value $5 per share, authorized 750 shares issued and outstanding - 100 shares		500
Acumulated deficit		(500)
Total stockholder's equity		-
Total liabilities and stockholder's equity	$	211,379

The accompanying notes are an integral part of these financial statements.

The Sturges Company, Inc.
Notes to Financial Statement
December 31, 2017

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1. **Organization**

    The Sturges Company ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the state of Ohio in 1985, and effective January 1, 2016 the Company has reincorporated in the state of Florida. The Company moved its' principal office to the state of Florida. This change will have no effect on the Company's business activities. The Company's principal business activity is the underwriting of securities which are generally secured by insured mortgage loans or US Government Securities. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. **Summary of Significant Accounting Policies**

    The following are the significant accounting policies followed by the Company:

    Revenue – Fee income is recognized when the underwriting is completed and the income is reasonably determinable.

    Income taxes – No provision has been made for income taxes since the Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. The Company is not taxed at the entity level for Federal or state income tax purposes, however, net undistributed taxable income is taxed at the local level.

    The Company recognizes and discloses uncertain tax positions in accordance with generally accepted accounting principles. As of, and during the year ended December 31, 2017, the Company did not have a liability for unrecognized tax benefits.

    Cash and cash equivalents – The Company includes as cash and cash equivalents financial instruments with a maturity of less than 90 days.

    Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

    Subsequent events - Management has evaluated the impact of all subsequent events through February 2, 2018 the date the financial statements were available to be issued and has determined that there were no subsequent events, requiring disclosure in these financial statements.

3. **Computation for Determination of Reserve Requirements**

    The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through RBC Correspondent Services pursuant to a secondary clearing agreement with L.M. Kohn & Company.

The Sturges Company
Notes to Financial Statement (Continued)
December 31, 2017

---

4. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016 the Company had net capital and capital requirements of $197,052 which was $97,052 in excess of its required net capital of $100,000. The Company's net capital ratio was .06 to 1.

5. **Subordinated Borrowings**

There is one borrowing under a subordination agreement at December 31, 2017 payable to the shareholder of the Company with a principal balance of $200,000. The subordinated borrowing bears interest at 4.75% per annum and matures in December 2019. The new subordination agreement provides for automatic annual extensions, unless the borrower gives a notice thirteen months in advance of cancellation of the scheduled maturity date. The borrowing is available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid. The subordinated borrowing have been approved by FINRA.

6. **Concentration of Credit Risk**

The Company maintains cash and savings accounts at financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

THE STURGES COMPANY
Statement of Financial Condition
December 31, 2017

The Sturges Company
TABLE OF CONTENTS
December 31, 2017